FIRST MONTAUK FINANCIAL CORP.





2001
ANNUAL REPORT

We remember all those who were affected by the tragic events of September 11, 2001.



First Montauk Financial Corp., through its subsidiaries, provides a broad range of financial products and services to a nationwide network of approximately 550 independent financial professionals and 60,000 retail and institutional customers. The Company's 209 branch offices are located in 35 states.

First Montauk Securities Corp., a full service retail and institutional securities brokerage, provides general securities and investment services to a diverse retail and institutional clientele as well as corporate finance and investment banking services to corporations and businesses.

Montauk Insurance Services Inc. provides insurance products to independent financial professionals and their clients.

Century Discount Investments, the company's discount brokerage division, operates an on-line full-service discount brokerage. Century provides on-line trading capabilities for existing clients as well as new accounts.

MONTAUK FINANCIAL GROUP

Montauk Financial Group is a service mark of First Montauk Securities Corp., Member NASD/SIPC.

Letter To Our Shareholders

Dear Shareholder,

For First Montauk Financial Corp., 2001 will be remembered as a year of great challenges and difficulty. On September 11, we witnessed a horrifying tragedy that shocked the world and tested our strength and determination as a nation. The personal and financial devastation resulting from the terrorist attacks in New York City and Washington, D.C., took a huge toll on an already struggling economy.

It is no surprise that these events led to a particularly painful year for our Company as well. When the financial services industry as a whole took a downturn as it did in late 2000 and 2001, it had an adverse impact on First Montauk's financial results. Revenues for the year ended December 31, 2001 declined 14% to $51.2 million compared with $59.3 million for 2000. The Company reported a net loss available to common stockholders of $5,307,000 or $.61 per basic and diluted share for the year compared to a net loss available to common stockholders of $792,000 or $.08 per basic and diluted share for fiscal 2000.

In addition to the decrease in revenues, the losses were partially attributable to an increase in legal fees and litigation settlements that typically occur when the markets turn downwards and investors seek redress for their losses, as well as write-offs of receivables that the Company deemed uncollectible. A larger case volume, coupled with the establishment of a legal reserve for potential future litigation costs, combined to adversely affect our bottom line. In the face of these uncertain economic conditions and internal issues, we began to take aggressive steps to find ways to stem the losses and put the Company back on track for a better year.

Although we are deeply disappointed by these numbers, which reflect the dramatic decline in revenues and the losses that the Company sustained during 2001, we remain cautiously optimistic about the future. Despite the negative results for fiscal 2001, we are continuing to improve and enhance the infrastructure of the Company in order to move forward in a positive direction. While revenues from general securities declined, other areas of the business such as mutual funds, insurance and fee-based products have increased year over year. Our efforts in these business segments include the training and education of our network of 560 financial professionals to broaden their business and expertise into these untapped markets.

We believe that there are changing dynamics in the financial services industry that also pose long-term opportunities for our Company. During bear markets, many brokers seek ways to increase their income and obtain a higher level of payout that First Montauk offers. Recently, we have seen an increase in interest among financial professionals in becoming affiliated with an independent firm with no sales quotas, proprietary products or biased research.

As 2002 progresses, the difficult choices and cost cutting measures that were implemented have already begun to impact the bottom line in a positive way. At the same time, management is dedicated to maintaining a high quality of service and responsiveness to its network of financial professionals. Marketing and sales efforts in the area of recruiting are paying off as the Company has added more than 100 brokers over the past year. We are hopeful that as market conditions improve, we will see increased volume that should lead to better results ahead.

We would like to express our sincere appreciation to you, our shareholders, to our employees and our affiliated financial professionals. Despite the difficulties of the past year, we continue to work diligently to create more value for our shareholders. We look forward to a more prosperous year as we continue to build First Montauk Financial Corp. Thank you for your ongoing support.

Sincerely,

Herb Kurinsky
President and CEO

SELECTED FINANCIAL DATA

	Year ended December 31,				
	2001	2000	1999	1998	1997
Statement of Operations:					
Total revenues	$51,220,415	$59,329,886	$57,584,616	$41,876,378	$37,742,633
Total expenses	56,519,627	59,978,373	54,752,198	45,243,757	35,297,630
Income (loss) before income taxes	(5,299,212)	(648,487)	2,832,418	(3,367,379)	2,445,003
Provision for income taxes (income tax benefit)	(90,989)	6,721	549,140	(604,532)	968,178
Net income (loss)	$(5,208,223)	$ (689,408)	$ 2,283,278	$(2,762,847)	$ 1,476,825
Net income (loss) available to common stockholders	$(5,306,976)	$ (792,136)	$ 2,215,528	$(2,762,847)	$ 1,476,825
Per share of Common Stock:					
Basic	$ (.61)	$ (.08)	$ .22	$ (.28)	$ .17
Diluted	$ (.61)	$ (.08)	$ .21	$ (.28)	$ .14
Financial condition:					
Total assets	$14,227,562	$16,913,063	$17,059,184	$11,543,734	$11,971,934
Total liabilities	$11,934,881	$ 9,203,672	$ 7,429,046	$ 5,320,107	$ 4,732,467
Stockholders' equity	$ 2,286,181	$ 7,702,891	$ 9,593,638	$ 6,187,127	$ 6,892,967

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations—Three Years Ended December 31, 2001

Fiscal year 2001 proved to be a difficult year for the Company and the securities industry in general. The decline in investor confidence that began in 2000 continued through 2001 as corporate earnings continued to fall short of Wall Street expectations, unemployment continued to rise and the global economy remained sluggish. As a result, the Company's results reflect the declining trading volume in the U.S. financial markets and the generally bearish investor sentiment. Total revenues for the twelve months ended December 31, 2001 decreased $8,110,000 or 13.5% to $51,220,000 as compared to the twelve months ended December 31, 2000.

	Year Ended December 31,				
	2001		2000		1999
	(000's)	% Change	(000's)	% Change	(000's)
Revenues:					
Commissions	$37,808	(19)	$46,530	15	$40,517
Principal Transactions	8,022	12	7,131	(49)	14,001
Investment Banking	1,483	(39)	2,417	451	439
Interest/Other	3,907	20	3,252	24	2,628
Total Revenues	$51,220	(14)	$59,330	3	$57,585

The Company's primary source of revenue is derived from commissions generated from listed and over-the-counter securities and other agency transactions. The decline in commissions from 2000 to 2001 resulted from an $11,063,000 or 29% decrease in revenues related to general securities and mutual fund transactions that were partially offset by a $3,253,000 or 55% increase in insurance products and management fee income. Insurance revenues increased in 2001 primarily due to annuity sales of one registered representative, which is not expected to continue.

Comparing 2000 to 1999, the revenue growth resulted from increased commissions from general securities transactions and insurance related products, particularly from the sale of variable annuities. The overall increase in commission revenue was due primarily to the addition of new affiliated representatives, a direct result of the increase in, and maturation of, our recruiting and marketing efforts. The Company also benefited from the exceptional performance in the equities markets of the first quarter of 2000, during which we earned 41% of our total revenues for the year.

Gains from proprietary trading and market-making activities increased 12%, or $891,000, over the 2000 period. Decreased revenues from principal sales of corporate bonds offset unrealized gains in the Company's proprietary accounts. During 2001, the Company reduced and consolidated its market-making and proprietary accounts, thereby reducing personnel costs and market data services. The Company also reduced its inventory by almost $2.8 million during 2000, thus significantly reducing the Company's regulatory capital charges and its exposure to market volatility. The Company has taken steps to reduce its risk exposure in this area, which has improved the management of risk during the 2001 period. The 50%

decrease in revenues from $14 million in 1999 to $7.1 million in 2000 was due to investment and trading losses primarily in Nasdaq and other securities held in the firm's proprietary accounts.

Investment banking revenues for 2001 decreased $934,000 to $1,483,000, down from $2,417,000 in 2000. Revenues for 1999 were $439,000. For the year 2000, investment banking revenues included commissions and fees from an initial public offering completed in the first quarter of 2000. The decline in revenues in 2001 reflects the absence of new offerings coming to the market in which the Company may participate. In an effort to mitigate this decline, the Company has enhanced the corporate finance department by creating investment banking relationships with corporations to act as a consultant in exchange for investment banking fees. Although still in its development stage, the Company continues to support this effort. Also included in this category are commissions earned from the sale of registered offerings of collateralized medical receivables, which the Company began selling during the second half of 2001.

Interest and other income increased $655,000 to $3,907,000 in 2001 from $3,252,000 in 2000. In 1999 interest and other income was $2,628,000. The increase in interest revenue is consistent with large cash and money fund balances being maintained by customers in reaction to the uncertainty of the market. This, combined with the more favorable interest sharing arrangement with the Company's clearing firm (see below for a more detailed discussion of the Fiserv agreement), contributed to the overall increase in this category. Also reflected in this category is the amortization of deferred revenue resulting from the financial agreement with the clearing firm.

	Year Ended December 31,				
	2001		2000		1999
	(000's)	% Change	(000's)	% Change	(000's)
Expenses:					
Commissions, employee compensation and benefits	$42,356	(9)	$46,801	11	$42,138
Clearing and floor brokerage	3,247	(19)	4,003	(3)	4,110
Communications and occupancy	3,249	19	2,732	1	2,697
Legal matters and related costs	2,416	105	1,181	(15)	1,395
Write-down on Note receivable—Global Financial Corp.	—	(100)	239	139	100
Loss on lease settlements	—	(100)	—	(100)	600
Other operating expenses	5,077	4	4,862	37	3,546
Interest	175	9	160	(4)	166
Total expenses	$56,520	(6)	$59,978	10	$54,752

Total expenses decreased by $3,458,000 or 6% to $56,520,000 for 2001, down from $59,978,000 in 2000. Commission expense has a direct relationship to commission revenue and subsequently represented the largest decrease in expenses. Although commissions as a percentage of total revenues remained constant, averaging 66% in both 2000 and 2001, the dollar decrease was $5,231,000 or 13%. Commissions in 2000 increased approximately $4,000,000 over 1999 due to the increase in commission revenue as well as an increase in commission payout percentages. For 2001, the Company paid salaries and benefits of $8,267,000 (16% of revenues) for management, operations and clerical personnel, as compared to $7,512,000 in 2000 (13% of revenues) and $6,636,000 (12% of revenues) in 1999. During the second half of 2000, the Company hired additional management and support staff for various departments, primarily in sales, recruiting and compliance as well as adding employees to its mutual fund and insurance departments, and on the equity order desk. In 2001, the Company implemented certain cost cutting measures in response to the decrease in revenues and trading activity. These measures included a reduction in executive officers' salaries and personnel layoffs in the trading and operations departments. The full extent of these cost reductions will not be realized until the second quarter of 2002. The Company employed approximately 106 salaried employees as of December 31, 2001, 120 salaried employees as of December 31, 2000, and 78 salaried employees as of December 31, 1999.

Clearing costs, which are associated with the level of transaction volume and type, decreased $756,000 to $3,247,000 in 2001 from $4,003,000 in 2000, which was relatively unchanged from the 1999 expense of $4,110,000. As a percent of revenues, clearing costs have remained fairly constant at 6% in 2001, 7% in 2000 and 7% in 1999. The percentage of clearing costs to gross revenues can, and does, fluctuate depending upon the product mix. Certain transactions, such as options and bonds, have a higher execution and clearing cost than others.

Communications and occupancy costs increased 19% or $517,000 to $3,249,000 in 2001 from $2,732,000 in 2000. As a percent of revenue, communications and occupancy increased from 5% to 6%. During the third quarter of 2001, the Company entered into two new leases for branch offices in Boca Raton, Florida and New York City. In fourth quarter 2001, the Company sublet its office space in Paramus, New Jersey, which formerly housed the operations of Century Discount Investments ("CDI"). CDI was relocated to the Red Bank headquarters. As a result of opening these new offices and general rent increases on current office space, rent increased by approximately $258,000. Data processing costs also increased by $102,000 over 2000 due to the addition of services to support these new corporate offices. Communications and occupancy costs were relatively unchanged from 1999 to 2000, increasing only $35,000.

Other operating costs increased $215,000 to $5,077,000 in 2001 from $4,862,000 in 2000. The increase is due primarily to increased customer and broker bad debts, as well as a reserve for payments previously made to a vendor for the development of applications software. The Company is seeking restitution from this vendor for breach of contract. From 1999 to 2000 other operating expenses increased from $3,546,000 to $4,862,000, respectively, an increase of 37%. The increase is due primarily to the write-off of the balance of the receivable from Global Financial Corp. and various broker loan receivables; costs associated with the conversion to the new clearing firm, and increased sales and marketing initiatives.

Legal fees and litigation settlements increased $1,235,000 to $2,416,000 in 2001 from $1,181,000 in 2000, an increase of 104%. The increase is due to a larger volume of cases, significant settlement costs, and the establishment of a $945,000 reserve for future litigation costs. The Company is a respondent in a customer arbitration seeking rescissionary damages of approximately $9.5 million including statutory interest, plus punitive damages. The Company is currently a respondent in various other customer arbitrations and lawsuits arising in the normal course of its securities business. In view of the inherent difficulty of predicting the outcome of litigation, management is unable to derive a meaningful estimate of the amount or range of possible loss that may arise out of pending legal proceedings in any particular year or in the aggregate. However, it is possible that the ultimate outcome of these matters could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. Legal matters and related costs decreased $214,000 from $1,395,000 in 1999 to $1,181,000 in 2000.

In December 1999, the Company accepted a $500,000 cash payment in settlement of an arbitration claim against another securities firm. The Company commenced the arbitration in an effort to recover customer settlements that it had previously paid on claims arising from the activities of a former affiliate office. The settlement was received in February 2000.

The Company's effective tax rate in 2001 was higher than expected because of an increase of $1,877,000 in the deferred tax valuation allowance. Management remains uncertain as to the ability of the Company to realize most of its deferred tax benefits. The Company has filed for federal and state tax refunds of approximately $1,069,000. The rate in 2000 was higher than expected because of the effect of non-deductible expenses and an increase in the tax valuation allowance during the year. Management increased the tax valuation allowance in 2000 to offset tax benefits arising from state tax loss carryforwards and stock-based compensation because their realization is uncertain. The rate in 1999 was lower than expected because income tax expense was offset by the reversal of a valuation allowance established against deferred tax assets (principally reserves and net operating losses) in 1998.

For the year 2001, the Company reported a net loss available to common stockholders of $5,307,000, or $.61 per basic and diluted share, as compared to the net loss available to common stockholders reported in 2000 of $792,000, or $.08 per basic and diluted share. For 1999, the Company reported net income available to common stockholders of $2,216,000, or $.22 per basic share and $.21 per diluted share.

Liquidity and Capital Resources

The Company maintains a highly liquid balance sheet with approximately 50% of the Company's assets consisting of cash and cash equivalents, securities owned, and receivables from the Company's clearing firm and other broker-dealers. As of December 31, 2001, this balance was $7,138,000. The balances in the Company's cash, inventory and clearing firm accounts can and do fluctuate significantly from day to day, depending on general economic and market conditions, volume of activity, and investment opportunities. The Company monitors these accounts on a daily basis in order to ensure compliance with regulatory capital requirements and to preserve liquidity.

Net cash used in operating activities during 2001 was $1,408,000 primarily as a result of the Company's net loss for 2001 of $5,208,000, adjusted by non-cash charges including the reserve for software development cost of $500,000, depreciation and amortization of $564,000, decreases in securities held for trading and investment and taxes payable of $2,776,000 and $2,009,000, respectively, and an increase in commissions payable of $2,009,000. Cash was also generated in both 2001 and 2000 by advances received under the financial agreement with Fiserv.

The Company received cash under the Fiserv agreement of $1,250,000 in 2001 and $4,000,000 in 2000. For financial reporting purposes, the Company will earn the advance on a straight-line basis over the term of the clearing agreement. Amortization can be accelerated based on performance. Advances are subject to income taxes in the year of receipt. Fiserv has agreed to provide additional advances of $1,250,000 in each of the next two years, provided the Company meets certain performance and other criteria. Also impacting operating cash flows is the increase in employee and broker receivables of $496,000. In an effort to compete with other broker-dealers for registered representatives, FMSC has increasingly made loans to brokers as an inducement to join the Company. Some of these loans are forgivable if the registered representative remains licensed with the Company for an agreed upon period of time, generally 1–2 years, and/or meets specified productions goals. Other loans to registered representatives are payable in installments, generally over periods from 1–2 years, with interest rates ranging from 0% to 8% per annum. The balance of these loans at December 31, 2001 was $2,106,000.

Investing activities required cash of $318,000 in 2001. Additions to capital expenditures and increased security deposits consumed $308,000 and $237,000, respectively, while collections of notes and Global lease receivables contributed $186,000. As of the first quarter 2002, all expected collections from Global lease receivables have been received.

In 1999, the Company completed a private offering of Series A Convertible Preferred Stock with the majority of the Global lease investors. Under the terms of the offering, each Global lease investor who participated in the offering received one share of Preferred Stock in exchange for every $5 of lease investment value that the investor was entitled to receive from Global after certain adjustments. Each leaseholder was required to assign their interest in all lease payments to which they were entitled. Each share of the Preferred Stock is convertible into two shares of the Company's Common Stock and pays a quarterly dividend of $.075 per Preferred Share.

Financing activities used cash of $195,000 in 2001. A total of $606,000 of proceeds was received from capital lease financing. This was offset by notes and capital lease repayments of $559,000 and dividend payments to preferred shareholders of $99,000. In addition, a total of $144,000 was used to repurchase 236,737 of the Company's outstanding shares pursuant to a stock repurchase program.

At December 31, 2001, the Company's broker-dealer subsidiary had net capital of $1,039,165 which was $726,396 in excess of its required net capital of $312,769, and the ratio of aggregate indebtedness to net capital was 4.51 to 1.

In 1998, the Company issued convertible promissory notes in the aggregate amount of $570,000 to a private investor and his affiliated entities in connection with a Global lease settlement. The principal amount was originally due in October 2003. In 2000, the Company redeemed the notes for 110% of the note principal, and recorded an extraordinary loss of $57,000 before income taxes from the early extinguishment.

In 1999, the Company issued additional convertible notes in the original aggregate amount of $690,526 to several private investors in connection with a Global lease settlement. The notes are payable in thirty-six monthly non-interest bearing installments of $16,404, plus balloon payment of $112,000, which include interest of $12,000 calculated on the basis of 8% of the balloon amount beginning in month nineteen of the note term. The Company had recorded a loan discount on the notes of $64,609, which is being amortized over the note terms using the interest method. The notes are convertible into 245,263 shares of the Company's common stock based on a conversion price of $2.00 per share. Once the underlying shares are registered, the Company can request that the noteholders convert their shares. Proceeds from the sale of the shares must be applied towards the unpaid principal of the notes. Any excess proceeds or unsold shares will be returned to the Company.

As of December 31, 2001, the Company had an aggregate of $50,000 of subordinated notes outstanding with interest at 8% per annum. The final $50,000 payment was due and paid in January 2002.

Impact of Inflation

Management of the Company believes that the impact of inflation has an effect upon the amount of capital generally available for investment purposes and also may affect the attitude or willingness of investors to buy and sell securities. The nature of the business of the Company's broker-dealer subsidiary and the securities industry in general is directly affected by national and international economic and political conditions, broad trends in business and finance and volatility of interest rates, changes in and uncertainty regarding tax laws, and substantial fluctuation in the volume and price levels of securities transactions and the securities markets. To the extent inflation results in higher interest rates and has other adverse effects on the securities markets and the value of securities held in inventory, it may adversely affect the Company's financial position and results of operations.

Factors Affecting "Forward Looking Statements"

From time to time, the Company may publish "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or make oral statements that constitute forward-looking statements. These forward-looking statements may relate to such matters as anticipated financial performance, future revenues or earnings, business prospects, projected ventures, new products, anticipated market performance, and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These risks and uncertainties, many of which are beyond the Company's control, include, but are not limited to: (I) transaction volume in the securities markets, (ii) the volatility of the securities markets, (iii) fluctuations in interest rates, (iv) changes in regulatory requirements which could affect the cost of doing business, (v) fluctuations in currency rates, (vi) general economic conditions, both domestic and international, (vii) changes in the rate of inflation and related impact on securities markets, (viii) competition from existing financial institutions and other new participants in competition from existing financial institutions and other new participants in the securities markets, (ix) legal developments affecting the litigation experience of the securities industry, and (x) changes in federal and state tax laws which could affect the popularity of products sold by the Company. The Company does not undertake any obligation to publicly update or revise any forward-looking statements.

Effects of Recently Issued Accounting Pronouncement(s)

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities", which became effective for the Company during the first quarter of 2001. FAS 133 requires the recognition of all derivatives as either assets or liabilities in the

Company's balance sheet and measurement of those instruments at fair value. To date, the Company has not entered into any derivative or hedging activities, and, as such, the adoption of FAS 133, as amended, has not had a material effect on its consolidated financial statements.

In June 2001, the Financial Accounting Standards Board finalized the FASB Statements No. 141, Business Combinations ("FAS 141"), and No. 142, Goodwill and Other Intangible Assets ("FAS 142"). FAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001. FAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. FAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of FAS 142, that the Company reclassifies, if necessary, the carrying amounts of intangible assets and goodwill based on the criteria in FAS 141.

FAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, FAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in FAS 142. FAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. FAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The adoption of FAS 141 and 142 has not had a material impact on the Company's financial statements.

In August 2001, the FASB issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"). The new guidance resolves significant implementation issues related to FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("FAS 121"). FAS 144 supersedes FAS 121, but it retains its fundamental provision. It also amends Account Research Bulletin No. 51, Consolidated Financial Statements, to eliminate the exception to consolidate a subsidiary for which control is likely to be temporary. FAS 144 retains the requirement of FAS 121 to recognize an impairment loss only if the carrying amount of a long-lived asset within the scope of FAS 144 is not recoverable from its undiscounted cash flows and exceeds its fair value.

FAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The Company adopted the provisions of FAS 144 with no impact on its financial statements.

Market Risk

Certain of the Company's business activities expose it to market risk. This market risk represents the potential for loss that may result from a change in value of a financial instrument as a result of fluctuations in interest rates, equity prices or changes in credit rating of issuers of debt securities. This risk relates to financial instruments held by the company as investment and for trading.

The Company's securities inventories are exposed to risk of loss in the event of unfavorable price movements. The Company's securities inventories are marked to market on a daily basis. The Company's market-making activities are client-driven, with the objective of meeting clients' needs while earning a positive spread. At December 31, 2001 and December 31, 2000, the balances of the Company's equity securities positions owned and sold but not yet purchased were approximately $1,199,102 and $245,000 and $3,975,000 and $386,000, respectively. In the opinion of management, the potential exposure to market risk, trading volatility and the liquidity of securities held in the firm's inventory accounts, could potentially have a material effect on the Company's financial position.

The Company's client activities involve the execution, settlement, and financial of various transactions on behalf of its clients. Client activities are transacted on either a cash or margin basis. The Company's client activities may expose it to off-balance sheet credit risk. The Company may have to purchase or sell financial instruments at the prevailing market price in the event of the failure of a client to settle a trade on its original terms or in the event that cash and securities in the client margin accounts are not sufficient to fully cover the client losses. The Company seeks to control the risks associated with client activities by requiring clients to maintain collateral in compliance with various regulations and Company policies.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
First Montauk Financial Corp.

We have audited the accompanying consolidated statements of financial condition of First Montauk Financial Corp. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Montauk Financial Corp. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

SCHNEIDER & ASSOCIATES LLP

Jericho, New York
March 25, 2002

FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2001	December 31, 2000
Assets		
Cash and cash equivalents	$ 1,779,554	$ 3,701,010
Due from clearing firms	4,146,410	2,405,666
Trading and investment account securities	1,199,102	3,975,309
Employee and broker receivables	2,105,620	1,609,666
Global leases receivable	6,491	174,661
Notes receivable	—	18,000
Due from officers	202,964	175,068
Property and equipment — net	1,631,801	2,304,533
Income tax refunds receivable	1,069,442	—
Deferred income taxes — net	930,000	1,721,262
Other assets	1,156,178	827,888
Total assets	$14,227,562	$16,913,063
Liabilities and Stockholders' Equity		
Liabilities		
Deferred income	$ 4,783,333	$ 3,933,333
Securities sold, but not yet purchased, at market	245,078	386,459
Notes payable	277,376	559,179
Commissions payable	3,647,170	1,637,733
Accounts payable	490,842	450,974
Accrued expenses	1,434,885	840,578
Income taxes payable	7,111	875,786
Capital leases payable	542,210	138,995
Other liabilities	506,876	380,635
Total liabilities	11,934,881	9,203,672
Temporary equity—stock subject to redemption	6,500	6,500
Commitments and contingencies (See Notes)		
Stockholders' Equity		
Preferred Stock, 4,375,000 shares authorized, $.10 par value, no shares issued and outstanding	—	—
Series A Convertible Preferred Stock, 625,000 shares authorized, $.10 par value, 331,190 and 349,511 shares issued and outstanding, respectively; liquidation preference: $1,655,950 and $1,747,555, respectively	33,119	34,951
Common Stock, no par value, 30,000,000 shares authorized, 8,622,284 and 9,309,309 shares issued, 8,622,284 and 8,822,409 shares outstanding, respectively	3,434,642	4,063,397
Additional paid-in capital	3,950,542	4,253,765
Retained earnings (accumulated deficit)	(5,076,055)	230,921
Less: Deferred compensation	(56,067)	(393,120)
Less: Treasury stock, at cost (-0- and 486,900 shares, respectively)	—	(487,023)
Total stockholders' equity	2,286,181	7,702,891
Total liabilities and stockholders' equity	$14,227,562	$16,913,063

See Notes to Consolidated Financial Statements.

FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Years ended December 31,		
	2001	2000	1999
Revenues:			
Commissions	$37,807,870	$46,529,771	$40,516,625
Principal transactions	8,021,887	7,131,079	14,000,680
Investment banking	1,483,210	2,416,711	439,065
Interest and other income	3,907,448	3,252,325	2,628,246
Total revenues	51,220,415	59,329,886	57,584,616
Expenses:			
Commissions, employee compensation and benefits	42,356,207	46,800,661	42,137,968
Clearing and floor brokerage	3,247,219	4,003,345	4,109,961
Communications and occupancy	3,249,389	2,731,681	2,697,433
Legal matters and related costs	2,415,374	1,181,115	1,395,008
Write down of Notes Receivable—Global Financial Corp.	—	239,183	100,000
Loss on Global lease settlements	—	—	600,416
Other operating expenses	5,076,806	4,862,158	3,545,308
Interest	174,632	160,230	166,104
Total expenses	56,519,627	59,978,373	54,752,198
Income (loss) before income taxes	(5,299,212)	(648,487)	2,832,418
Provision for income taxes (income tax benefit)	(90,989)	6,721	549,140
Income (loss) before extraordinary loss	(5,208,223)	(655,208)	2,283,278
Extraordinary loss—extinguishment of debt, net of tax	—	(34,200)	—
Net income (loss)	$ (5,208,223)	$ (689,408)	$ 2,283,278
Net income (loss) available to common stockholders	$ (5,306,976)	$ (792,136)	$ 2,215,528
Per share of Common Stock:			
Basic:			
Before extraordinary loss	$ (.61)	$ (0.08)	$ 0.22
Extraordinary loss	—	—	—
Net income (loss)	$ (.61)	$ (0.08)	$ 0.22
Diluted:			
Before extraordinary loss	$ (.61)	$ (0.08)	$ 0.21
Extraordinary loss	—	—	—
Net income (loss)	$ (.61)	$ (0.08)	$ 0.21
Weighted average common shares outstanding—basic	8,704,355	9,450,055	9,878,129
Weighted average common and common equivalent shares outstanding—diluted	8,704,355	9,450,055	11,262,708

See Notes to Consolidated Financial Statements.

FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM JANUARY 1, 1999 TO DECEMBER 31, 2001

	Common Stock		Series A Convertible Preferred Stock		Additional Paid-in Capital
	Shares	Amount	Shares	Amount	
BALANCES AT DECEMBER 31, 1998	9,801,493	$ 4,980,977	—	$ —	$ 2,979,831
Exercise of stock options	234,450	204,841	—	—	—
Deferred compensation	—	—	—	—	122,925
Amortization of deferred compensation	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—
Issuance of common stock purchase warrants	—	—	—	—	27,382
Issuance of preferred stock	—	—	349,511	34,951	950,592
Payment of dividends	—	—	—	—	—
Net income for the year	—	—	—	—	—
BALANCES AT DECEMBER 31, 1999	10,035,943	5,185,818	349,511	34,951	4,080,730
Exercise of stock options	57,000	55,920	—	—	—
Transfer from temporary equity	15,000	18,000	—	—	—
Deferred compensation	—	—	—	—	173,035
Amortization of deferred compensation	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—
Cancellation of treasury shares	(798,634)	(1,196,341)	—	—	—
Payment of dividends	—	—	—	—	—
Net loss for the year	—	—	—	—	—
BALANCES AT DECEMBER 31, 2000	9,309,309	4,063,397	349,511	34,951	4,253,765
Reversal of deferred compensation	—	—	—	—	(303,223)
Amortization of deferred compensation	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—
Cancellation of treasury shares	(723,667)	(630,587)	—	—	—
Conversion of preferred stock into common stock	36,642	1,832	(18,321)	(1,832)	—
Payment of dividends	—	—	—	—	—
Net loss for the year	—	—	—	—	—
BALANCES AT DECEMBER 31, 2001	8,622,284	$ 3,434,642	331,190	$ 33,119	$ 3,950,542

See Notes to Consolidated Financial Statements.

FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM JANUARY 1, 1999 TO DECEMBER 31, 2001—(Continued)

	Retained Earnings (Accumulated Deficit)	Deferred Compensation	Treasury Stock		Stockholders' Equity
			Shares	Amount	
BALANCES AT DECEMBER 31, 1998	$ (1,192,471)	$ (581,210)	—	—	$ 6,187,127
Exercise of stock options	—	—	—	—	204,841
Deferred compensation	—	(122,925)	—	—	—
Amortization of deferred compensation	—	195,841	—	—	195,841
Repurchase of common stock	—	—	(180,500)	(222,624)	(222,624)
Issuance of common stock purchase warrants	—	—	—	—	27,382
Issuance of preferred stock	—	—	—	—	985,543
Payment of dividends	(67,750)	—	—	—	(67,750)
Net income for the year	2,283,278	—	—	—	2,283,278
BALANCES AT DECEMBER 31, 1999	1,023,057	(508,294)	(180,500)	(222,624)	9,593,638
Exercise of stock options	—	—	—	—	55,920
Transfer from temporary equity	—	—	—	—	18,000
Deferred compensation	—	(173,035)	—	—	—
Amortization of deferred compensation	—	288,209	—	—	288,209
Repurchase of common stock	—	—	(1,105,034)	(1,460,740)	(1,460,740)
Cancellation of treasury shares	—	—	798,634	1,196,341	—
Payment of dividends	(102,728)	—	—	—	(102,728)
Net loss for the year	(689,408)	—	—	—	(689,408)
BALANCES AT DECEMBER 31, 2000	230,921	(393,120)	(486,900)	(487,023)	7,702,891
Reversal of deferred compensation	—	303,223	—	—	—
Amortization of deferred compensation	—	33,830	—	—	33,830
Repurchase of common stock	—	—	(236,767)	(143,564)	(143,564)
Cancellation of treasury shares	—	—	723,667	630,587	—
Conversion of preferred stock into common stock	—	—	—	—	—
Payment of dividends	(98,753)	—	—	—	(98,753)
Net loss for the year	(5,208,223)	—	—	—	(5,208,223)
BALANCES AT DECEMBER 31, 2001	$ (5,076,055)	$ (56,067)	—	$ —	$ 2,286,181

See Notes to Consolidated Financial Statements.

FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ (5,208,223)	$ (689,408)	$ 2,283,278
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	563,685	600,626	539,306
Amortization of deferred compensation	33,830	288,209	195,841
Amortization of bond discount	18,033	31,736	10,988
Loan reserves and write-offs	500,000	389,823	100,000
Loss on Global lease settlements	—	—	377,667
Other	—	(1,448)	—
Increase (decrease) in cash attributable to changes in assets and liabilities:			
Due from clearing firms	(1,740,744)	4,056,680	(3,586,144)
Trading and investment account securities	2,776,207	(499,418)	(742,631)
Employee and broker receivables	(495,954)	(1,157,381)	145,927
Due from officers	(27,896)	(42,314)	(1,253)
Income tax refund receivable	(1,069,442)	—	—
Deferred income taxes—net	791,262	(1,057,006)	36,499
Other assets	(132,241)	651,005	(247,885)
Deferred income	850,000	3,933,333	—
Securities sold, but not yet purchased	(141,381)	206,179	(146,767)
Commissions payable	2,009,437	(1,073,003)	1,179,092
Accounts payable	39,868	(74,835)	(276,689)
Accrued expenses	594,307	(231,974)	167,398
Income taxes payable	(868,675)	365,560	510,226
Other liabilities	99,444	(363,337)	378,631
Total adjustments	3,799,740	6,022,435	(1,359,794)
Net cash provided by (used in) operating activities	(1,408,483)	5,333,027	923,484
Cash flows from investing activities:			
Issuance of notes receivable	—	—	(207,000)
Collection of notes receivable	18,000	74,708	102,197
Payment for Global leases receivable	—	—	(12,532)
Collection of Global leases receivable	168,170	649,652	619,497
Additions to property and equipment	(308,061)	(722,205)	(658,342)
Other assets	(196,049)	(39,150)	(23,867)
Net cash used in investing activities	(317,940)	(36,995)	(180,047)

(Continued)

See Notes to Consolidated Financial Statements.

FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Years ended December 31,		
	2001	2000	1999
Cash flows from financing activities:			
Payments of notes payable	(299,836)	(896,364)	(227,943)
Proceeds from capital lease financing	606,195	—	—
Repurchase of common stock	(143,564)	(1,460,740)	(222,624)
Payments of capital leases payable	(259,075)	(122,669)	(111,915)
Payment of preferred stock dividends	(98,753)	(102,728)	(67,750)
Proceeds from exercise of stock options and warrants	—	55,920	204,841
Other assets	—	244,579	(244,579)
Net cash used in financing activities	(195,033)	(2,282,002)	(669,970)
Net increase (decrease) in cash and cash equivalents	(1,921,456)	3,014,030	73,467
Cash and cash equivalents at beginning of year	3,701,010	686,980	613,513
Cash and cash equivalents at end of year	$ 1,779,554	$ 3,701,010	$ 686,980
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 174,632	$ 160,230	$ 166,104
Income taxes	$ 894,852	$ 725,800	$ 5,232
Debt issued in exchange for Global leases receivable	$ —	$ —	$ 266,054
Preferred stock issued in exchange for Global leases receivable	$ —	$ —	$ 985,543
Common stock purchase warrants issued in exchange for Global leases receivable	$ —	$ —	$ 27,382
Property and equipment financed under capital leases	$ 662,290	$ —	$ —
Transfer of temporary equity to permanent capital	$ —	$ 18,000	$ —

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Nature of Business

First Montauk Financial Corp. (the Company) is a holding company whose principal subsidiary, First Montauk Securities Corp. (FMSC), is engaged in securities brokerage, investment banking and trading. FMSC is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Through FMSC, the Company executes principal and agency transactions, makes markets in over-the-counter securities, and performs underwriting and investment banking services. Customers are located throughout the United States. Montauk Insurance Services, Inc. (MISI) sells a range of insurance products. Montauk Advisors, Inc. (MAI) previously sold investments in equipment leases, but is no longer active. The Company operates in one business segment.

FMSC clears all customer transactions on a fully disclosed basis through an independent clearing firm. Accordingly, FMSC does not carry securities accounts for customers nor does it perform custodial functions related to those securities.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Certain items in the 2000 and 1999 financial statements have been reclassified to conform with the current year's presentation.

Revenue Recognition

Securities transactions, commission income and related expenses are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Sales concessions from participation in syndicated offerings are recorded on settlement date.

Securities owned and securities sold but not yet repurchased are stated at quoted market value with unrealized gains and losses included in earnings. Investment account securities not readily marketable are carried at estimated fair value as determined by management with unrealized gains and losses included in earnings.

Advances received under the Company's financial agreement with its clearing firm (see Note 3) are deferred and amortized over the remaining term of the agreement on a straight-line basis.

Advertising

Advertising costs are expensed as incurred and totalled $67,000, $348,000, and $398,000 in 2001, 2000, and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2—Summary of Significant Accounting Policies—*(Continued)*

Depreciation and Amortization

Furniture and equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment and amortization of capital leases are computed generally on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years or terms of the leases, respectively. Leasehold improvements are amortized over the shorter of either the asset's useful life or the related lease term.

Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consisted of money market funds at December 31, 2001 and 2000.

Net Income (Loss) per Share

Basic EPS is computed by dividing net income or net loss by the weighted_average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of other securities into common stock, but only if dilutive. The following securities have been excluded from the dilutive per share computation as they are antidilutive:

	Year ended December 31,		
	2001	2000	1999
Stock options	5,243,998	4,509,698	—
Warrants	9,242,338	9,242,338	9,242,338
Convertible debt	345,263	345,263	—
Convertible preferred stock (as if converted)	662,380	699,022	—

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Long-lived assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2—Summary of Significant Accounting Policies—*(Continued)*

Income Taxes

The Company uses the liability method to determine its income tax expense as required under Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset depends on the Company's ability to generate sufficient taxable income in the future.

The Company and its subsidiaries file a consolidated federal income tax return and separate state returns.

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and FASB Interpretation 44, "Accounting for Certain Transactions Involving Stock Compensation". Pursuant to these accounting standards, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. No compensation expense is recorded for fixed stock options that are granted to employees and directors at an exercise price equal to the fair market value of the common stock at the time of the grant.

For variable stock options, compensation expenses are recognized over the vesting period based on the difference, if any, between the quoted market price of the Company's stock on the last trading day of each reporting period and the exercise price of the option.

See Note 16 for pro forma disclosures required in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation".

Stock options granted to non-employees are recorded at their fair value, as determined in accordance with SFAS No. 123 and Emerging Issues Task Force Consensus No. 96-18, and recognized over the related service period. Deferred compensation charges for options granted to non-employees are periodically re-measured during the option vesting periods.

Recent pronouncements of the Financial Accounting Standards Board

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities", which became effective for the Company during the first quarter of 2001. FAS 133 requires the recognition of all derivatives as either assets or liabilities in the Company's balance sheet and measurement of those instruments at fair value. To date, the Company has not entered into any derivative or hedging activities, and, as such, the adoption of FAS 133, as amended, has not affected its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2—Summary of Significant Accounting Policies—*(Continued)*

In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, Business Combinations ("FAS 141"), and No. 142, Goodwill and Other Intangible Assets ("FAS 142"). FAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001. FAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. FAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of FAS 142, that the Company reclassifies, if necessary, the carrying amounts of intangible assets and goodwill based on the criteria in FAS 141.

FAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, FAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in FAS 142. FAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. FAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The adoption of FAS 141 and 142 has not had a material impact on the Company's financial statements.

In August 2001, the FASB issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"). The new guidance resolves significant implementation issues related to FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("FAS 121"). FAS 144 supersedes FAS 121, but it retains its fundamental provisions. It also amends Account Research Bulletin No. 51, Consolidated Financial Statements, to eliminate the exception to consolidate a subsidiary for which control is likely to be temporary. FAS 144 retains the requirement of FAS 121 to recognize an impairment loss only if the carrying amount of a long-lived asset within the scope of FAS 144 is not recoverable from its undiscounted cash flows and exceeds its fair value.

FAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The Company adopted the provisions of FAS 144 in 2001 with no impact on its financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3—Amended and Restated Fiserv Financial Agreement

In May 2000, FMSC entered into a ten-year clearing agreement with Fiserv Securities, Inc. ("Fiserv"). In connection with the clearing agreement, FMSC and Fiserv also entered into a financial agreement under which Fiserv was to provide cash advances to FMSC under certain terms and conditions. Upon the conversion of FMSC's accounts to Fiserv in November 2000, it received an initial cash advance of $4,000,000. As of February 1, 2001, the Company and FMSC amended and restated the financial agreement with Fiserv. Under the restated terms, the Company, rather than FMSC, will be the recipient of any additional cash advances payable under the financial agreement. The Company has further assumed FMSC's obligation with respect to the initial payment received in November 2000, and will be solely responsible for any performance and early termination penalties without recourse to FMSC. In consideration of FMSC's release from its obligations under the financial agreement and to secure Fiserv's interest, the Company has granted to Fiserv a first priority lien in all of the outstanding shares of FMSC that it owns. The Company received another scheduled cash advance of $1,250,000 in November 2001.

Note 4—Trading and Investment Securities

	December 31,			
	2001		2000	
	Owned	Sold but not yet Purchased	Owned	Sold but not yet Purchased
Marketable:				
Municipal obligations	$ 51,813	$ —	$ 5,995	$ —
Stocks	1,001,705	230,923	3,490,353	110,113
Corporate bonds	37,031	—	191,362	—
Options	5,120	14,155	163,867	276,346
Other	34,223	—	35,249	—
Nonmarketable securities	69,210	—	88,483	—
	$1,199,102	$245,078	$3,975,309	$386,459

Securities owned, and securities sold, but not yet purchased consist of trading securities at quoted market values. Nonmarketable securities consist of investment securities recorded at estimated fair value that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

Note 5—Employee and Broker Receivables

	December 31,	
	2001	2000
Commission advances	$ 611,896	$ 251,512
Forgivable loans	1,148,624	606,473
Other loans	345,100	751,681
	$2,105,620	$1,609,666

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5—Employee and Broker Receivables—*(Continued)*

The Company has an arrangement with certain registered representatives to forgive their loans if they remain licensed with the Company for an agreed upon period of time, generally one to two years. The loans are being amortized to expense for financial reporting purposes over the term of the loan. Loan amortization expense was $483,651, $129,986 and $88,253 in 2001, 2000 and 1999, respectively.

Other loans to employees and registered representatives are payable in installments generally over periods of one to two years with interest rates ranging from 0% to 8% per annum.

Note 6—Property and Equipment

	December 31,	
	2001	2000
Computer and office equipment	$2,611,856	$2,793,518
Furniture and fixtures	1,195,186	1,140,170
Leasehold improvements	802,790	785,190
	4,609,832	4,718,878
Less: Accumulated depreciation and amortization	(2,978,031)	(2,414,345)
	$1,631,801	$2,304,533

Depreciation expense was $563,685, $600,626 and $539,306 in 2001, 2000 and 1999, respectively.

During 2001, the Company established a $500,000 reserve against payments previously made to a vendor for the development of applications software. The Company is currently seeking to recover its payments due to the vendor's failure to complete the project.

Note 7—Notes Receivable

	2001	2000
Global Financial Corp.	$ —	$ 18,000

From 1997 through 1999, the Company provided working capital loans of approximately $2.3 million to Global, an independent company that packaged and sold lease investments through MAI. During 2000 and 1999, the Company recorded loan impairment charges of $239,000 and $100,000, respectively, based on an evaluation of collectibility.

Note 8—Due From Officers

Advances to officers are unsecured and currently bear interest at the rate of 6% per annum. These loans are due on demand.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Notes Payable

	2001	2000
a) Notes payable—bank	$ —	$ 52,994
b) Convertible promissory notes, net of discount	227,376	406,185
c) Subordinated notes payable	50,000	100,000
	$ 277,376	$ 559,179

a) Term loans bearing interest at the prime rate (9.5% at December 31, 2000); payable in monthly installments of $7,994, plus interest; collateralized by equipment.

b) Notes in the original aggregate amount of $690,526 issued to private investors in connection with a Global lease settlement (see Note 10). The notes are payable in thirty-six monthly non-interest bearing installments of $16,404 through September 2002, plus balloon payments of $112,000, which include interest of $12,000 calculated on the basis of 8% of the balloon amount beginning in month nineteen of the note term. The Company has recorded a loan discount on the notes of $64,609, which is being amortized over the note terms using the interest method. The notes are convertible into 345,263 common shares of the Company's common stock based on a conversion price of $2.00. Once the underlying shares are registered, the Company can request that the noteholders convert their shares. Proceeds from the sale of the shares must be applied towards the unpaid principal of the notes. Any excess proceeds or unsold shares will be returned to the Company. The Company has not registered the underlying shares.

c) Final note installment of $50,000 payable in January 2002 with interest at 8% per annum. The note is subordinated to the claims of FMSC's general creditors under a subordination agreement approved by the NASD.

Note 10—Global Lease Settlements

During 1999, the Company entered into settlement agreements with various Global lease investors. Under terms of those agreements, the Company exchanged $235,282 in cash payments, 25,000 common stock purchase warrants valued at $27,382, and convertible note principal of $690,526 (see Note 9) for the assignment of Global leases. The difference between the cash, debt and warrant consideration issued by the Company, and the present value of the lease receivables assigned in the exchange was accounted for as a charge to operations of $600,416.

Also in 1999, the Company completed a private offering of its Series A Convertible Preferred Stock (see Note 17 for rights and privileges of the preferred shares). Under terms of the offering, each Global lease investor that subscribed to the offering received one share of Preferred Stock in exchange for every $5.00 of lease investment value that the investor was entitled to receive from Global after certain adjustments. The Company issued a total of 349,511 preferred shares, which were valued at $985,543, the present value of the lease receivables assigned in the offering.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11—Income Taxes

The provision for income taxes (income tax benefit) consists of the following:

	Year ended December 31,		
	2001	2000	1999
Currently payable (refundable):			
Federal	$ (893,978)	$ 838,225	$ 301,058
State	11,727	225,502	211,583
	(882,251)	1,063,727	512,641
Deferred:			
Federal	483,978	(817,223)	138,673
State	307,284	(239,783)	(102,174)
	791,262	(1,057,006)	36,499
Provision for income taxes (income tax benefit)	$ (90,989)	$ 6,721	$ 549,140

Following is a reconciliation of the income tax provision (benefit) with income taxes based on the federal statutory rate:

	Year ended December 31,		
	2001	2000	1999
Expected federal tax at statutory rate	$(1,802,142)	$ (220,319)	$ 963,421
Non-deductible expenses	65,400	32,219	20,998
State taxes, net of federal tax effect	(230,898)	(44,355)	172,956
Other	—	—	(66,395)
Change in valuation allowance	1,876,651	239,176	(541,840)
	$ (90,989)	$ 6,721	$ 549,140

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2001 and 2000 are:

	December 31,	
	2001	2000
Deferred tax assets:		
Deferred income	$1,913,333	$1,573,333
Reserves and allowances	849,213	75,188
Tax loss carryforwards	165,163	180,986
Stock-based compensation	270,092	247,819
Other	37,655	72,741
Sub total	3,235,456	2,150,067
Valuation allowance	(2,305,456)	(428,805)
Net deferred tax assets	$ 930,000	$1,721,262

The Company has recorded valuation allowances to offset tax benefits arising from deferred revenue, reserves, state tax loss carryforwards and stock-based compensation because their realization is uncertain.

The Company has approximately $2.7 million of state net operating loss carryforwards available to offset future taxable income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12—Commitments and Contingent Liabilities

Leases

The Company leases office facilities and equipment under operating leases expiring at various dates through 2005. The lease for the Company's headquarters has a six-year renewal option through 2011.

During the year, the Company entered into two capital leases under a sale/leaseback arrangement with a leasing company. The transactions resulted in a gain of approximately $45,000, which has been deferred and will be amortized on a straight-line basis over the related lease terms. The leases are together payable in 36 monthly installments of $21,000 and an additional 12 installments of $3,900.

Future minimum lease payments as of December 31, 2001 are as follows:

	Capital Leases	Operating Leases
2002	$ 248,916	$1,348,200
2003	248,916	1,106,446
2004	114,396	1,060,517
2005	15,711	295,341
2006	—	169,500
Total minimum lease payments	627,939	$3,980,004
Less: Amount representing interest on capital leases	(85,729)	
	$ 542,210	

Operating lease expense for 2001, 2000 and 1999 totalled $1,253,711, $955,866 and $947,732, respectively.

Employment agreements

In January 2001, the Company entered into new employment agreements with its President and Vice-President. The agreements run for three years and provide for annual increases in base salaries, and customary fringe benefits. The officers are also entitled to share in a bonus pool equal to 10% of the net pre-tax profit of the Company, as defined.

Legal matters

FMSC is a respondent in a customer arbitration seeking rescissionary damages of approximately $9.5 million including statutory interest and punitive damages. The claimant alleges violations of various provisions of federal and state securities laws. FMSC is vigorously defending against this claim.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12—Commitments and Contingent Liabilities—*(Continued)*

FMSC is also a respondent in several claims arising from customer purchases of certain high yield corporate bonds which declined in market value after the purchases were made. The claims allege, among other charges, unsuitable recommendations and/or improper use of margin, and seek aggregate damages of approximately $2,500,000. FMSC is vigorously defending these actions.

FMSC is also a respondent or co-respondent in various other legal proceedings which are incidental to its securities business. FMSC is contesting these claims and believes that there are meritorious defenses in each case.

After considering all relevant facts, available insurance coverage and the advice of counsel, management believes that significant adverse judgments against FMSC from pending litigation could have a material impact on the Company's financial condition, results of operations, and cash flows in any particular quarterly or annual period, or in the aggregate. As of December 31, 2001, the Company has established a $945,000 reserve for litigation costs that are probable and can be reasonably estimated. The reserve is included in accrued liabilities. Management cannot give assurance that this reserve will be adequate to absorb actual costs that are subsequently incurred.

Note 13—Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company executes securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company by agreement with its clearing broker may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company's clearing firm requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations where there is thought to be credit risk.

The Company has sold securities that it does not currently own and will therefore be required to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities ($245,078 and $386,459 at December 31, 2001 and 2000, respectively) and will incur a loss if the market value of the securities increases subsequent to year-end.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm. Asset balances may periodically exceed insurance coverage.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14—401(k) Plan

The Company sponsors a defined contribution pension plan covering all participating employees. The Company may elect to contribute up to 100% of each participant's annual contribution to the plan. Employer contributions for 2001, 2000 and 1999 were $-0-, $-0- and $74,132, respectively.

Note 15—Temporary Equity—Stock Subject to Redemption

From time to time, the Company has issued unregistered shares of its Common Stock in settlement of various customer claims and invoices for legal services. With respect to these shares, the Company provides a guarantee to pay to the selling stockholder the difference between a target price and the actual selling price of the shares upon expiration of the statutory holding period. The holders of the shares may elect to retain the shares once the holding period lapses. Such an election will release the Company from any further obligation to the stockholders.

The Company has established a temporary equity account to record its maximum liability from the guarantees. Payment of any shortfall is charged to this account. Any balance remaining at the end of the respective holding periods is credited to permanent capital. Following is a schedule of activity in this account for the year ended December 31, 2000 (there was no activity during 2001):

	Shares	Amount
Balances, December 31, 1999	18,000	$ 36,500
Payments	—	(12,000)
Transfer to permanent capital	(15,000)	(18,000)
Balances, December 31, 2000 and December 31, 2001	3,000	$ 6,500

Note 16—Stock Option Plans

The Company currently has three option plans in place: The 1992 Incentive Stock Option Plan (the "1992 Plan"), the 1992 Non-Executive Director Stock Option Plan (the "Director Plan"), and the 1996 Senior Management Incentive Plan (the "1996 Plan").

In June 2000, the Company's stockholders approved an amendment to the 1992 Plan to increase the number of shares reserved for issuance from 6,000,000 to 8,000,000 shares. Under the 1992 Plan, options may be granted to employees, consultants and registered representatives of the Company, but only options issued to employees will qualify for incentive stock option treatment (ISOs). The exercise price of an option designated as an ISO may not be less than the fair market value of the Common Stock on the date of grant. However, ISOs granted to a ten percent stockholder must have an exercise price of at least 110% of such fair market value. At the time an option is granted, the Board of Directors will fix the period within which it may be exercised. Such exercise period may not be less than one year nor more than ten years from the date of grant. The 1992 plan will expire in May 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 16—Stock Option Plans—*(Continued)*

The Company has reserved 1,000,000 shares of its Common Stock for issuance under the Director Plan. Options to purchase 20,000 shares of Common Stock are granted to each Non-Executive Director on August 1 of each year, provided such individual has continually served as a Non-Executive Director for the twelve-month period immediately preceding the date of grant. The options will expire in five years from the date of grant. The exercise price of such options shall be equal to the fair market value of the Company's Common Stock on the date of grant. The Director Plan will terminate in May 2002.

In June 2000, the Company's stockholders approved an amendment to the 1996 Plan to increase the number of shares reserved for issuance to key management employees from 2,000,000 to 4,000,000 shares. Awards can be granted through the issuance of incentive stock rights, stock options, stock appreciation rights, limited stock appreciation rights, and shares of restricted Common Stock. The exercise price of an option designated as an ISO may in no event be less than 100% of the then fair market price of the stock (110% with respect to ten percent stockholders), and not less than 85% of the fair market price in the case of other options. The 1996 Plan will terminate in June 2006.

A summary of the activity in the Company's stock option plans for the three-year period ended December 31, 2001 is presented below:

	Shares	Weighted Average Exercise Prices
Options outstanding, December 31, 1998	3,253,300	$1.61
Granted	710,000	2.01
Cancelled	(209,150)	2.45
Exercised	(234,450)	.91
Options outstanding, December 31, 1999	3,519,700	1.68
Granted	2,014,498	1.87
Cancelled	(967,500)	1.37
Exercised	(57,000)	.98
Options outstanding, December 31, 2000	4,509,698	1.84
Granted	1,130,000	1.29
Cancelled	(395,700)	1.69
Options outstanding, December 31, 2001	5,243,998	$1.73

Additional information with respect to options under the Company's option plans is as follows:

Shares of common stock available for future grant	5,899,802
Weighted-average grant date fair value of options granted during each year using the Black-Scholes option pricing model	
1999	$.70
2000	$.49
2001	$.21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 16—Stock Option Plans—*(Continued)*

The Company applies APB No. 25 in accounting for employee stock options. Accordingly, compensation is recognized in the financial statements only for the fair value of options issued to consultants and affiliate brokers. Such compensation is amortized to expense over the related options' vesting periods. Compensation expense recognized in 2001, 2000 and 1999 totalled $33,830, $288,209 and $195,841, respectively.

Pro forma net income (loss) and EPS information, as required by SFAS No. 123, have been determined as if the Company had accounted for employee stock options under the fair value method. The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999:

	2001	2000	1999
Risk free interest rates	4.46%	6.07%	5.76%
Expected option lives	2.4 years	2.4 years	2.5 years
Expected volatilities	83%	72%	48.5%
Expected dividend yields	0%	0%	0%

The Company's pro forma information follows:

Net income (loss)	2001	2000	1999
As reported	$(5,208,223)	$ (689,408)	$ 2,283,278
Pro forma	(5,676,242)	(1,152,958)	2,109,706
Basic income (loss) per share			
As reported	$ (.61)	$ (.08)	$ .22
Pro forma	$ (.65)	$ (.13)	$ .21
Diluted income (loss) per share			
As reported	$ (.61)	$ (.08)	$ .21
Pro forma	$ (.65)	$ (.13)	$ .19

The full impact of calculating compensation expense for stock options under SFAS No. 123 is not reflected in pro forma net income, since such expense is amortized over the vesting period of those options as they vest.

Deferred compensation resulting from the issuance of nonemployee stock options of approximately $56,067 at December 31, 2001 will be charged to expense over the remaining vesting period of the related options. Amortization of deferred compensation totalled $33,830, $288,209, and $195,841 in 2001, 2000 and 1999, respectively.

Additional information as of December 31, 2001 with respect to all outstanding options is as follows:

	Options Outstanding			Options Exercisable	
Range of prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.44—$0.67	134,000	5.51	$0.54	58,800	$0.55
$0.70—$1.09	865,000	2.33	0.90	853,000	0.90
$1.20—$1.80	1,353,998	2.44	1.53	942,899	1.52
$1.94—$2.75	2,891,000	3.04	2.13	1,786,000	2.17
$0.44—$2.75	5,243,998	2.83	$1.73	3,640,699	$1.68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17—Stockholders' Equity

Rights offering

In February 1998, the Company completed an offering of 3,072,779 Units, each Unit consisting of one Class A Redeemable Common Stock Purchase Warrant, one Class B Redeemable Common Stock Purchase Warrant, and one Class C Redeemable Common Stock Purchase Warrant. The Warrants have the following exercise prices and terms:

Warrant	Exercise Price Per Share	Exercise Period from Date of Issuance
Class A	$3.00	Three years (see below)
Class B	5.00	Five years
Class C	7.00	Seven years

Each shareholder of record as of December 15, 1997 received three rights for each share of Common Stock held as of the record date, with three rights required to subscribe for a single Unit at a price of $.45 per Unit. There are currently 3,072,446 Class A, Class B and Class C warrants outstanding, respectively.

In December 2000, the Company's board of directors approved a two-year extension of the Class A Warrants to February 17, 2003.

Preferred Stock

In 1999, the Company's board of directors authorized the issuance of up to 625,000 shares of a Series A Convertible Preferred Stock with the following features:

Par value:	$.10 per share
Dividends:	6% payable quarterly at the rate of $.075 per share until conversion
Voting rights:	None
Liquidation preference:	$5.00 per share
Conversion:	Automatic conversion into two shares of Common Stock at $2.50 per share once the closing price for the Common Stock is $3.50 or above for 20 consecutive trading days, and the shares are registered for public sale.

During 1999, the Company issued 349,511 Series A shares in a private exchange offering to Global lease investors (see Note 10). During 2001, 18,321 preferred shares were converted into 36,642 shares of common stock.

The Company is presently authorized to issue 4,375,000 additional shares of Preferred Stock, none of which has been issued at December 31, 2001. The rights and preferences, if any, to be given to these preferred shares will be designated at the time of issuance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17—Stockholders' Equity—*(Continued)*

Stock Repurchase Program

During 2001 and 2000, the Company repurchased 236,767 and 1,105,034 shares for $143,564 and $1,460,740, respectively, under a stock repurchase program authorized by the board of directors.

Warrants

During 1999, the Company issued 25,000 common stock purchase warrants in connection with a Global lease settlement. The warrants are exercisable at $1.75 per share for a five-year period. The Company valued the warrants at $27,382 using the Black-Scholes option pricing model.

Note 18—Fair Value of Financial Instruments

Substantially all of the Company's financial instruments at December 31, 2001 and 2000, consisting primarily of marketable equity securities, amounts due from FMSC's clearing firms, and notes payable are carried at, or approximate fair value due to their short-term nature, or the use of mark-to-market accounting for marketable securities.

Note 19—Net Capital Requirements

FMSC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires FMSC to maintain minimum net capital, as defined. At December 31, 2001, FMSC had net capital of $1,039,165, which was $726,396 in excess of its required net capital of $312,769. FMSC's ratio of aggregate indebtedness to net capital was 4.51 to 1.

Note 20—Unaudited Quarterly Results of Operations

	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Revenues	$ 11,712,547	$ 14,608,537	$ 12,192,917	$ 12,706,414
Expenses	12,331,999	15,391,658	14,267,380	14,437,601
Net loss	(619,452)	(783,121)	(2,074,463)	(1,731,187)
Net loss available to common stockholders	(642,918)	(807,961)	(2,099,303)	(1,756,794)
Loss per common share:				
Net loss available to common stockholders—basic	(.07)	(.09)	(.24)	(.20)
Net loss available to common stockholders—diluted	(.07)	(.09)	(.24)	(.20)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 20—Unaudited Quarterly Results of Operations—*(Continued)*

	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
Revenues	$24,486,906	$13,346,260	$12,671,033	$ 8,825,687
Expenses	22,598,586	13,202,413	13,061,206	11,122,889
Net income (loss)	1,888,320	109,647	(390,173)	(2,297,202)
Net income (loss) available to common stockholders	1,862,781	84,107	(414,876)	(2,324,148)
Income (loss) per common share:				
Basic:				
Income (loss) before extraordinary loss	.19	.01	(.04)	(.25)
Net income (loss) available to common stockholders	.19	.01	(.04)	(.25)
Diluted:				
Income (loss) before extraordinary loss	.17	.01	(.04)	(.25)
Net income (loss) available to common stockholders	.17	.01	(.04)	(.25)

Note 21—Valuation and Qualifying Accounts

		Additions			
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Valuation allowance for deferred tax assets:					
Year ended December 31, 2001	$ 428,805	$1,876,651	$ —	$ —	$2,305,456
Year ended December 31, 2000	189,629	239,176	—	—	428,805
Year ended December 31, 1999	731,469	—	—	(541,840)	189,629
Reserve for notes receivable:					
Year ended December 31, 2001	$ —	$ —	$ —	$ —	$ —
Year ended December 31, 2000	—	239,000	—	(239,000)	—
Year ended December 31, 1999	1,775,000	100,000	—	(1,875,000)	—

STOCKHOLDER INFORMATION

A. Principal Market

The Company's Common Stock is traded in the over-the-counter market. Trading in the Company's Common Stock is reported on the NASDR Bulletin Board system and in the pink sheets published by Pink Sheets LLC. The Company believes that there is an established public trading market for the Company's Common Stock based on the volume of trading in the Company's Common Stock and the existence of market makers who regularly publish quotations for the Company's Common Stock. The Company's Class A, Class B and Class C Warrants commenced trading in the over-the-counter market upon their issuance in March 1998.

B. Market Information

The Company's Common Stock commenced trading in the over-the-counter market in 1987. On April 12, 2002, the Company's common stock had a high and low bid price of $.22 and $.18, respectively.

The following is the range of high and low bid prices for such securities for the periods indicated below:

Common Stock

Fiscal Year 2001	High Bid	Low Bid
1st Quarter	$.85	$.60
2nd Quarter	.64	.45
3rd Quarter	.60	.45
4th Quarter	.44	.45

Fiscal Year 2000	High Bid	Low Bid
1st Quarter	$1.97	$1.13
2nd Quarter	1.75	1.25
3rd Quarter	1.56	1.00
4th Quarter	1.22	0.60

Fiscal Year 1999	High Bid	Low Bid
1st Quarter	$3.75	$1.4375
2nd Quarter	3.00	1.5938
3rd Quarter	2.7188	1.5313
4th Quarter	1.9375	1.1250

C. Number of Record Holders

The approximate number of record holders of the Company's common stock as of April 15, 2002 was 478. Such number of record holders was determined from the Company's stockholder records, and does not include beneficial owners of the Company's common stock whose shares are held in the names of various security holders, dealers and clearing agencies. The Company believes there are in excess of 2,700 beneficial holders of the Company's common stock.

D. Dividend Policy

We have not paid any dividends upon our Common Stock since our inception. We do not expect to pay any dividends upon our Common Stock in the foreseeable future and plan to retain earnings, if any, to finance the development and expansion of our business.

E. Sales of Unregistered Securities

In 1999, the Company completed a private offering of Series A Convertible Preferred Stock in connection with the settlement with holders of leases of Global Financial Corp. Under the terms of the offering, each Global lease investor who participated in the offering received one share of Preferred Stock in exchange for every $5 of lease investment value that the investor was entitled to receive from Global after certain adjustments. Each leaseholder was required to assign their interest in all lease payments to which they were entitled. Each share of the Preferred Stock is convertible into two shares of the Company's Common Stock and pays a quarterly dividend of $.075 per Preferred Share. Pursuant to the offering, the Company issued an aggregate of 349,511 shares of Series A Preferred Stock. The offering was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act of 1933, as amended, and Regulation D, promulgated thereunder. In 1999, the Company also issued an aggregate of $690,526 principal amount of convertible promissory notes and warrants to purchase 25,000 shares of its Common Stock, exercisable at $1.75 per share, to certain investors holding Global leases. The convertible notes issued by the Company are payable in thirty-six monthly non-interest bearing installments of $16,404, plus balloon payments of $112,000, including interest calculated on the basis of 8% of the balloon amount beginning in month nineteen of the note term. For more information see the discussion provided in "Liquidity and Capital Resources."

CORPORATE INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS:

Herb Kurinsky
Chairman, President, Chief Executive Officer
First Montauk Financial Corp. and
First Montauk Securities Corp.

William J. Kurinsky
Director, Vice President, Chief Financial Officer
First Montauk Financial Corp. and
First Montauk Securities Corp.

Robert I. Rabinowitz, Esq.
General Counsel
First Montauk Financial Corp.
Managing Director
First Montauk Securities Corp.

Mark D. Lowe, CFP, ChFC
President
Montauk Insurance Services, Inc.

Paul A. Lieberman, Esq.
General Counsel
First Montauk Securities Corp.

Mindy Horowitz, CPA
Vice President Finance
First Montauk Securities Corp.

Brian M. Cohen
Chief Information Officer
First Montauk Securities Corp.

Norma Doxey
Director
First Montauk Financial Corp.

Ward R. Jones Jr.
Director
First Montauk Financial Corp.

David I. Portman
Director
First Montauk Financial Corp.

Barry D. Shapiro
Director
First Montauk Financial Corp.

Corporate Counsel
Goldstein & DiGioia LLP
369 Lexington Avenue
New York, NY 10017

Independent Auditors
Schneider & Associates LLP
100 Jericho Quadrangle
Jericho, NY 11753

Transfer Agent
North American Transfer Company
147 West Merrick Road
Freeport, NY 11521

Corporate Headquarters
First Montauk Financial Corp. and
First Montauk Securities Corp.
Parkway 109 Office Center
328 Newman Springs Road
Red Bank, NJ 07701
(732) 842-4700
Web Site: www.montaukfinancial.com
Email: info@montaukfinancial.com

Form 10-K:
The Company has filed an annual report on Form 10-K with the Securities and Exchange Commission. Shareholders may obtain a copy at no charge by writing to:
William J. Kurinsky, Executive Vice President
First Montauk Financial Corp.
Parkway 109 Office Center
328 Newman Springs Road
Red Bank, NJ 07701

Stock Listings:
First Montauk Financial Corp.'s common stock is traded in the over-the-counter market under the symbol "FMFK". The warrants are traded under the following symbols:
Class A Warrants: FMFKW
Class B Warrants: FMFKL
Class C Warrants: FMFKZ

Annual Meeting:
The 2002 Annual Meeting of Shareholders of First Montauk Financial Corp. will be held on Friday, June 21, 2002 at 10:00AM at the Corporate Headquarters, address listed above.

FIRST MONTAUK FINANCIAL CORP.

Parkway 109 Office Center
328 Newman Springs Road
Red Bank, NJ 07701
(732) 842-4700
www.montaukfinancial.com